May 21, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel
Re:	NextG Networks, Inc. Registration Statement on Form S-1 Registration No. 333-151458
Ladies and Gentlemen:
Pursuant to Rule 477 of the Securities Act of 1933, as amended, (the “Securities Act”), NextG Networks, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-151458), together with all exhibits and amendments thereto, including the application for confidential treatment of certain exhibits filed in connection therewith. The Company has determined not to proceed with the registration and sale of its common stock at this time. No shares of the Company’s common stock have been sold pursuant to the Registration Statement. The Company may undertake a subsequent private offering of securities in reliance on Rule 155(c) of the Securities Act.
The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
We would appreciate if you would please provide Herbert P. Fockler of Wilson Sonsini Goodrich & Rosati, Professional Corporation, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (650) 493-6811.
Should you have any questions regarding this matter, please contact Herb Fockler at (650) 320-4601. Thank you for your assistance.

NEXTG NETWORKS, INC.
/s/ Hab Siam

Hab Siam
General Counsel